SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               September 25, 2003

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On

    --------------------------
    Harel Beit-On
    Chairman of the Board of Directors and Chief Executive Officer

Dated: September 25, 2003

                                                              September 20, 2003



Dear Fellow Shareholder:


You are cordially invited to attend the Extraordinary Meeting of Shareholders of Tecnomatix Technologies Ltd. to be held on Monday, October 20, 2003 at 10:00 a.m. Israel time, at the executive offices of the Company at Delta House, 16 Hagalim Avenue, Herzliya, Israel.

In accordance with the Israeli Company's Law, 5759-1999, Israeli companies are required to appoint two external directors. Mr. Gerald B. Cramer, co-founder and Chairman of CRM LLC, and Ms. Talia Livni, the Legal Advisor of the Histadrut (General Federation of Labor in Israel), have served the Company in such capacity for three (3) years and the Board of Directors recommends their election for an additional three (3)-year term of office.

Pursuant to the provisions of the Companies Law, both of Mr. Cramer and Ms. Livni have signed a written declaration affirming that the necessary requirements of the Companies Law for their election as external directors have been met.

The Extraordinary Meeting will act to (i) elect two external directors to serve on the Board of Directors for an additional three-year term, as described above;
(ii) approve the securities compensation to the external directors; (iii) approve the purchase of the Company`s directors and officers' liability insurance policy; (iv) approve the adoption of the Company's 2003 Global Share Option Plan and Appendixes thereto and the increase in the number of Ordinary Shares authorized for grant under the Company's 2003 Global Share Option Plan;
(v) approve the Company's Stock Option Exchange Plan; and (vi) approve the compensation, bonus and option grant to the Company's Chairman of the Board and Chief Executive Officer; the terms of option grants made to the Chairman and Chief Executive Officer and to another director; and the repurchase of 110,000 Ordinary Shares from the Chairman and Chief Executive Officer.

We look forward to greeting those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. We recommend a vote for approval of the proposed resolutions included in the formal notice of the meeting attached hereto. Accordingly, you are urged to sign, date and mail the enclosed Proxy in the envelope provided at your earliest convenience.

Thank you for your cooperation.


                                            Very truly yours,


                                            Harel Beit-On
                                            Chairman of the Board

                          TECNOMATIX TECHNOLOGIES LTD.

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 20, 2003

Notice is hereby given that the Extraordinary General Meeting of Shareholders of Tecnomatix Technologies Ltd. (the "COMPANY") will be held on Monday, October 20, 2003 at 10:00 a.m. Israel time, at the executive offices of the Company at Delta House, 16 Hagalim Avenue, Herzliya, Israel.

The agenda for the Extraordinary General Meeting is as follows:

1. To elect Mr. Gerald B. Cramer and Ms. Talia Livni to serve as external directors within the meaning of the Israeli Companies Law, 5759-1999 for a term of three (3) years commencing on the date of their election by the shareholders.

2.   To approve the grant of options to purchase ordinary shares, par value NIS
     0.01 per share (the "ORDINARY SHARES"), of the Company to each of Mr. Cramer and Ms. Livni as securities compensation for their future service as external directors.

3. To approve the purchase by the Company of directors and officers' liability insurance for the directors and officers of the Company and its subsidiaries.

4. To approve the adoption of the Company's 2003 Global Share Option Plan (the "2003 PLAN") and the Israel and U.S. Appendixes thereto and the increase in the number of Ordinary Shares authorized for grant under the Company's 2003 Plan by 100,000 Ordinary Shares.

5. To approve the Company's Stock Option Exchange Program pursuant to which the Company will cancel outstanding options and issue new options to purchase Ordinary Shares under its 2003 Plan.

6. To approve (i) the compensation, bonus and option grant to the Company's Chairman of the Board of Directors and Chief Executive Officer (the "CHAIRMAN AND CEO"); (ii) the terms of options grants made to the Chairman and CEO and to another director; and (iii) the repurchase of 110,000 Ordinary Shares from the Chairman and CEO.

7. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on September 16, 2003 will be entitled to notice of, and to vote at, the Extraordinary General Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 31.4 of the Articles of Association of the Company, the vote of the senior of the joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

                           BY ORDER OF THE BOARD OF DIRECTORS,



                           Efrat Safran, Adv.
                           GENERAL COUNSEL AND SECRETARY
                           TECNOMATIX TECHNOLOGIES LTD.

                          TECNOMATIX TECHNOLOGIES LTD.

                                      PROXY

                    THIS PROXY IS SOLICITED ON BEHALF OF THE
                        BOARD OF DIRECTORS FOR USE AT THE
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 20, 2003

The undersigned shareholder of Tecnomatix Technologies Ltd. (the "COMPANY") hereby appoints Mr. Oren Steinberg and Ms. Efrat Safran, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company to be held on Monday, October 20, 2003 at 10:00 a.m. Israel time, at the offices of the Company at Delta House, 16 Hagalim Avenue, Herzliya, Israel and at any adjournment thereof.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, REVOKES ANY PROXY OR PROXIES HERETOFORE GIVEN TO VOTE UPON OR ACT WITH RESPECT TO THE UNDERSIGNED'S SHARES AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID PROXIES, THEIR SUBSTITUTES OR ANY OF THEM, MAY LAWFULLY DO BY VIRTUE HEREOF.

[X] Please mark your votes as in this example.

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            FOR                      AGAINST                   ABSTAIN
--------------------------------------------------------------------------------
             X
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To (i) elect two external directors to serve on the Board of Directors for an additional three-year term; (ii) approve the securities compensation to the external directors; (iii) approve the purchase of the Company`s directors and officers' liability insurance policy; (iv) approve the adoption of the Company's 2003 Global Share Option Plan and Appendixes thereto and the increase in the number of Ordinary Shares authorized for grant under the Company's 2003 Global Share Option Plan; (v) approve the Company's Stock Option Exchange Plan; (vi) approve the compensation, bonus and option grant to the Company's Chairman of the Board and Chief Executive Officer; the terms of option grants made to the Chairman and Chief Executive Officer and to another director; and the repurchase of 110,000 Ordinary Shares from the Chairman and Chief Executive Officer; and
(vii) vote on such other business as may properly come before the meeting or any adjournment thereof

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            FOR                      AGAINST                   ABSTAIN
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Signature(s): _______   Date: _______   Signature(s):_______   Date: _______

NOTE: Please mark, date and sign exactly as name(s) appear on this proxy and return this proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity.